Sticker to Prospectus

     The prospectus for ICON Income Fund Ten, LLC consists of this sticker, the prospectus which is dated June 2, 2003, Cumulative Supplement No. 1, dated April 19, 2004; Supplement No. 2, dated July 9, 2004; and Supplement No. 3 dated January 6, 2005. Supplement No. 3 contains information related to acquisitions by Fund Ten and contains information concerning Fund Ten's involvement in a joint borrowing facility with its affiliates.

                            ICON INCOME FUND TEN, LLC

                                SUPPLEMENT NO. 3
                              DATED JANUARY 6, 2005

                               TO PROSPECTUS DATED
                                  JUNE 2, 2003

Summary

     We are providing you with this Supplement No. 3, dated January 6, 2005, to update the prospectus dated June 2, 2003, as amended by Cumulative Supplement No. 1 dated April 19, 2004 and Supplement No. 2 dated July 9, 2004. The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in our Prospectus, as amended by Cumulative Supplement No.1 and Supplement No. 2. This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the prospectus and Cumulative Supplement No. 1 and Supplement No. 2.

         The primary purposes of this supplement are to:

o        Describe the current status of the offering;
o        Describe the equipment portfolio acquired by Fund Ten; and
o        Describe a joint borrowing arrangement entered into by Fund Ten.


Current Status of the Offering

     As of November 30, 2004, 99,884.62268 shares had been sold to 3,007 members, and those members had contributed capital of $99,884,622.68 to Fund Ten (the "Company"). The total price paid for all equipment purchased by Fund Ten since its inception through December 31, 2004 is $95,660,309. In addition, approximately $64,500,000 has been committed to equipment which should be purchased in the next few weeks. The source of the funds used to acquire the equipment consisted entirely of proceeds from this offering and non-recourse indebtedness. We describe below in greater detail Fund Ten's recent equipment acquisitions and committed transactions.


Recent Acquisitions and Committed Transactions

ZIM Israel Navigation Co. Ltd.("ZIM")
-------------------------------------

     On December 14, 2004, the Company, through a special purpose entity-- ICON Containership III, LLC-- entered into a Memorandum of Agreement to purchase a 3,300 TEU container vessel, the ZIM Italia (the "Vessel") which is subject to a five year bareboat charter with ZIM. The purchase price for the Vessel will be $35,350,000, comprised of (i) $9,200,000 cash, and (ii) $26,150,000 of non-recourse indebtedness. The indebtedness will have a five year term and will bear interest at a fixed rate of approximately 5.80% per year.

     ZIM, owned by the Israel Corporation Ltd., is one of the largest container-shipping companies in the world and the flagship of Israeli shipping. ZIM offers transportation services along most of the major international trading routes to customers throughout the world. From its corporate headquarters in Haifa, it operates an intermodal system which combines sea, land and air transportation services around the world. It ranks tenth among the world's container service operators and fifteenth as a maritime container operator. The ultimate parent, the Ofer Group, is the sixth largest maritime tonnage supplier on a global basis.

     Through its subsidiaries, ZIM offers ancillary services such as shipping agencies, storage and distribution, forwarding, and land transportation. Its sophisticated information and communication network enables the Company to locate and control, at any time, the exact whereabouts of every shipment to optimize the loading of containers and to facilitate the planning of schedules. This information was gathered from ZIM's website and the Company takes no responsibility for its content.


U.K. Information Technology Equipment Portfolio
-----------------------------------------------

     On December 30 2004, the Company entered into a Commitment Agreement to purchase a 75% interest in a portfolio of seasoned leases with various U.K. lessees. The purchase price consists of approximately $2,600,000 cash and the assumption of approximately $20,000,000 in non-recourse indebtedness.

     The portfolio is comprised of approximately 132 schedules of equipment subject to lease with 67 lessees. The size of the transactions, as measured by original equipment cost, varies from approximately $3,000 to a $3.3 million. The portfolio is mostly comprised of information technology equipment, including laptops, desktops and printers. The leases all expire in less than five years.

Premier Telecom
---------------

     On December 30, 2004, the Company entered into a Commitment Agreement for the purchase of approximately 8,762 bedside entertainment and communication terminals (including infrastructure, cabling, LCD screens, exchanges and vending machines) (the "Equipment"), which will be subject to lease with Premier Telecom Contracts Limited (the "Lessee"). The Equipment will be installed in several National Health Service, government-run hospitals in the United Kingdom. The Lessee is one of four companies in the United Kingdom to receive the right to install and operate the Equipment in the hospitals, and the Lessee anticipates it will have the exclusive right to install and operate the Equipment in fifteen
(15) hospitals by December 2006.

     The original cost of the equipment is anticipated to be (GBP)12,700,000 ((GBP)1,450 per unit). The term of the Lease is eighty-four (84) months.
(GBP)3,045,000.00 (US $5,844,719.49) of the  (GBP)12,700,000.00  was funded into escrow simultaneously with the execution of the Commitment Agreement. This amount represents the cost for the first 2,100 bedside terminals which will be installed and operational in the first quarter of 2005. Other payments will follow as equipment is ready for installation.


Rite Aid
--------

     On December 31, 2004, the Company entered into an Assignment Agreement for the purchase of 101 Noritsu QSS 3011 digital mini-labs subject to lease with the Rite Aid Corporation. The lease has approximately 36 months remaining. The purchase price of the equipment was $ 9,602,095.41.

     Rite Aid, founded in 1958, is the number three drugstore chain by revenue and number of stores (behind Walgreen and CVS) in the United States. It owns and operates nearly 3,400 drugstores in twenty-eight (28) states and Washington, DC with a total of almost 73,000 employees. Rite Aid stores fill prescriptions (accounting for about 64% of sales) and sell health and beauty aids, convenience foods, provides one-hour photo development services, and other general merchandise, including more than 2,100 private-label products. About half of Rite Aid stores are freestanding facilities that are not attached to any other establishments.

     The Noritsu QSS-3011 Digital Minilab is believed to deliver outstanding performance and high-quality output using its laser exposure system and the Noritsu's multi-paper matching technology. Each minilab occupies 15-square-feet and can be used in almost any retail environment. It has the ability to generate nearly 1160 3 1/2-by-5-inch prints an hour, at up to 320dpi on a variety of substrates. Its 17-inch color SVGA monitor provides a user-friendly graphical interface that simplifies the printing process so much that even inexperienced users can create high quality output very quickly. It will also accept input from floppy disks, ZIP disks, CDs, DVDs, PC cards, CompactFlash cards, SmartMedia cards, and digital cameras. Its output options include silver halide paper prints, CD-RW disks, ZIP Disks, DVDs, CompactFlash, SmartMedia and PC Cards. This information was obtained from Hoover's and the Company takes no responsibility for such information.


CompUSA
-------

     On December 30, 2004, the Company entered into an Assignment Agreement for the purchase of Mitel Networks 3340 Global Branch Office Solution Phone Systems subject to lease with CompUSA, Inc. The lease has approximately 48 months remaining. The purchase price was $ 3,148,688.03.

     CompUSA, founded in 1984, is the nation's leading computer retailer operating about 225 stores that sell computer hardware and software, along with televisions, DVD players, home theater systems, speakers, digital cameras, camcorders, videogame consoles, and even wireless phones. Beyond its new emphasis on consumer electronics, CompUSA is also focusing on services, such as in-store repair and in-home installation. CompUSA acquired consumer electronics chain, Good Guys in late 2003, allowing the retailer to increase its store count in the western US.

     The Mitel 3340 Branch Office communicates over a company's Wide Area Network. Branch offices have speech-enabled applications, unified messaging, telephone, PC, PDA productivity tools integration, voice/data mobility solutions, voice and video conferencing and contact center solutions that are as robust and feature-rich as they are at corporate headquarters. This information on was obtained from Hoover's and the Company takes no responsibility for such information.


WPS, INC.
---------

     On December 30, 2004, the Company entered into a Purchase and Assignment Agreement with Varilease Finance, Inc. for the purchase of four (4) electric double-box girder bridge cranes subject to a forty eight (48) month lease with WPS, Inc. The purchase price was $880,000.

     The four cranes are manufactured by Proserv Anchor Crane Group of Houston, Texas. The cranes are electrically powered and are mounted on tracks or rails that are affixed to the ceiling of the facility. Two of the cranes have an eighty-ton capacity with an auxiliary capacity of twenty tons. One of the cranes has a forty-ton capacity with a twenty-ton auxiliary capacity. The remaining crane has a twenty-ton capacity with no auxiliary capacity. The eighty ton cranes have a 120 foot span while the forty ton and the twenty ton cranes have a 72 foot span which is the whole length of the structure that the cranes are housed in. This means that the cranes can move material from one end of the facility to the other without obstruction. Cranes of this nature are used in petrochemical facilities, steel warehouses, structural fabrication shops, machine shops, bucket and magnet applications, pulp and paper mills, power plants and various manufacturing environments including explosion-proof areas.

     WPS, Inc. is a privately held company in Louisiana that manufactures industrial instruments used in oilfields as well as provides oilfields' services. The company has been operating since 1996 and employs 120 people.


Joint Borrowing Facility

     Certain affiliates of the Company, specifically; ICON Income Fund Nine, LLC; ICON Income Fund Eight A L.P.; ICON Income Fund Eight B L.P. and ICON Cash Flow Partners L.P. Seven (collectively, the "Initial Funds"), were parties to a Loan and Security Agreement dated as of May 30, 2002, as amended (the "Loan Agreement"). Under the terms of the Loan Agreement, the Initial Funds were able to borrow money from Comerica Bank with all borrowings jointly and severally collateralized by (i) cash and (ii) the present values of certain rents receivable and equipment owned by the Initial Funds. Effective August 5, 2004, the Loan Agreement was amended to add the Company as a borrower. The Loan Agreement originally terminated on December 31, 2004. However, on December 6, 2004, the Loan Agreement was amended to reflect that the line has been extended and its maturity was extended to December 30, 2005. The Company currently has no borrowings under this line.

     In connection with the Loan Agreement, the Initial Funds previously entered into a Contribution Agreement dated as of May 30, 2002, as amended (the "Contribution Agreement"). Pursuant to the Contribution Agreement, the Initial Funds agreed to restrictions on the amount and the terms of their respective borrowings under the Loan Agreement in order to minimize the unlikely risk that a Fund would not be able to repay its allocable portion of the outstanding revolving loan obligation at any time, including restrictions on any Fund borrowing in excess of the lesser of (A) an amount each Fund could reasonably expect to repay in one year out of its projected free cash flow, or (B) the greater of (i) the Borrowing Base (as defined in the Loan Agreement) as applied to such Fund, and (ii) 50% of the net worth of such Fund. The Contribution Agreement provides that, in the event a Fund pays an amount under the Contribution Agreement in excess of its allocable share of the obligation under the Contribution Agreement whether by reason of an Event of Default or otherwise, the other Funds will promptly make a contribution payment to such Fund in such amount that the aggregate amount paid by each Fund reflects its allocable share of the aggregate obligations under the agreement. The Initial Funds' obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each of the Initial Funds. In order to facilitate the Company's addition to the Contribution Agreement, the Funds entered into a Second Amended and Restated Contribution Agreement effective as of August 5, 2004. The Second Amended and Restated Contribution Agreement contains substantially identical terms and limitations as did the original Contribution Agreement.

Our Compensation

     Through November 30, 2004, Underwriting Fees, Prepaid Service Fees, and the O&O Expense Allowance, totaling $11,120,391 have been paid to us and our affiliates in connection with this offering. These fees are described on pages 19 and 20 of the Prospectus.